Mail Stop 3561

February 12, 2007

Don A. Turkleson, Chief Financial Officer
Cheniere Energy Partners, L.P.
717 Texas Avenue, Suite 3100
Houston, TX 77002

>   **Re: Cheniere Energy Partners, L.P.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 25, 2007**
>   **File No. 333-139572**

Dear Mr. Turkleson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Dilution, page 46

1. Revise your dilution table to reflect the distribution to Cheniere Holdings highlighted on page 45. Conversely, update the table to reflect year end balances, given that the distribution occurred prior to year end.

Security Ownership of Certain Beneficial Owners and Management …, page 128

2. We note your response to comment 27 in our letter dated January 19, 2007. Please revise your disclosure to clearly identify the selling unitholder as an underwriter.

Financial Statements, pages F-1

3. We note your responses to comments 32 and 34 in our letter dated January 19, 2007. Please provide a pro forma balance sheet and statement of operations that clearly reflect the change in capital structure, distributions that you have or intend to make to any current owners, how you allocate earnings or loss to the general and limited partners and earnings per limited partnership unit (i.e. separately for common units and subordinated units). Ensure that you provide a note to these pro forma financial statements that clearly explains how you allocated earnings and computed earnings per limited partnership unit. Please see Regulation S-X Rule 11-01(a)(8). Also see SAB Topics 1:B.2 and 3. and Topic 4:F.

4. Please remember to update your audited financial statements as appropriate. We note that you are required to have audited financial statements as of December 31, 2006 on or after February 15, 2007. We remind you to provide updated consents as well.

Note 1 – Organization, page F-7

5. We note your response to comment 31 in our letter dated January 19, 2007. Please expand your policy to include relevant information in your response that is not included in the principles of organization. Please clarify your disclosure to state, if true, the combined financial statements for these commonly controlled entities are prepared consistent with consolidated financial statement principles that will be applied after this offering is completed. Specifically disclose the elimination of intercompany balances, profits or losses; the elimination of equity accounts where parent-subsidiary relationships exist and other related accounting matters. Where this is not true please disclose the basis for these differences and the impact on your financial position, results of operations and cash flows, if applicable. See paragraph 23 of ARB 51.

Note 8 – Derivative Instruments, page F-13

6. Consistent with the revised disclosure in Sabine Pass LNG, L.P., please expand your accounting policy to disclose your effectiveness testing and how the application of the cumulative dollar offset method results in different accounting treatments for the effective and ineffective portions of your cash flow hedge.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Geoffrey K. Walker, Esq.
        (713) 220-4285